EXHIBIT 4.10

MANAGEMENT CONTRACT FOR MR. NAUMAN

EMPLOYMENT AGREEMENT

BETWEEN:

CLYNTON NAUMAN, Businessman, of 8477 Pointe Road North, Blaine, Washington, USA, 98230

(the "Executive")

AND:

ALEXCO RESOURCE CORP., a company incorporated pursuant to the laws of the Yukon, extra-provincially registered and having its registered office in British Columbia at Suite 1920 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4

(the "Company")

WHEREAS:

A. The Company is a natural resource company currently engaged in the acquisition and exploration of mineral properties and providing reclamation and remediation consulting services to the industry;

B. The Company wishes to employ and the Executive wishes to supply his services in the capacity of President and Chief Executive Officer of the company, on the terms and conditions set out in this Agreement;

C. The Company and the Executive desire that this employment relationship and the terms thereof be formally embodied in this Agreement;

THEREFORE in consideration of the recitals, the following covenants and the payment of one dollar made by each party to the other, the receipt and sufficiency of which are acknowledged by each party, the parties agree on the following terms:

1. ENGAGEMENT AND DURATION

1.1 Engagement

The Company hereby employs the Executive as President and Chief Executive Officer of the Company and the Executive accepts such employment.

2.6 Change of Control

In the event of a change of control of the Company, the Company shall continue to employ and the Executive shall continue to serve the Company in the same capacity and have the same authority, responsibilities and status as he had as of the date immediately prior to the change of control. Following a change of control, the Executive's services shall be performed at such location as may be mutually agreed upon between the Company and the Executive. For the purposes of this Agreement, a "change of control" (the "Change of Control") shall be deemed to have occurred when:

(a) at least 50% in fair-market value of all the assets of the Company are sold; or

(b) there is a direct or indirect acquisition by a person or group of persons acting jointly or in concert of voting shares of the Company that when taken together with any voting shares owned directly or indirectly by such person or group of persons at the time of the acquisition, constitutes 25% or more of the outstanding voting shares of the Company; or

(c) a majority of the then-incumbent Board of Directors' nominees for election to the Board of Directors of the Company are not elected at any annual or special meeting of shareholders of the Company.

3. REMUNERATION AND BENEFITS

3.1 Salary

The Company shall pay to the Executive for his services under this Agreement an annual salary of US$213,350 subject to all applicable statutory deductions and payable in substantially equal installments on the dates that the Company has established for paying wages to its employees.

3.2 Annual Review

The salary referred to in paragraph 3.1 shall be reviewed at least annually by the Board of Directors in consultation with the Executive. The salary referred to in paragraph 3.1 shall be increased by such amount as is determined by the Board of Directors or the Compensation Committee in its sole discretion taking into consideration the recommendations of the Board of Directors, the performance of the Executive and the performance of the Company provided, however, that in no event shall the salary be less than the salary payable in the previous fiscal year.

3.8 Equipment

The Company shall provide the Executive with such equipment as the Executive and Board of Directors agree is necessary for performance of the Executive's duties which shall include a computer, fax machine, personal digital assistant and a cell phone for use in carrying out Company business.

4. CONFIDENTIALITY AND NON-DISCLOSURE

4.1 "Confidential Information"

The term "Confidential Information" means any and all information concerning any aspect of the Company not publicly disclosed, which the Executive may receive or develop as a result of his engagement by or involvement with the Company, and including all technical data, concepts, reports, programs, processes, technical information, trade secrets, systems, business strategies, financial information and other information unique to the Company. All Confidential Information, including notes, diagrams, maps, reports, notebook pages, memoranda, sample materials and any excerpts thereof that include Confidential Information are the property of the Company or parties for whom the Company acts as agent or who are customers of the Company, as the case may be, and are strictly confidential to the Company and/or such parties. The Executive shall not make any unauthorized disclosure or use of and shall use his best efforts to prevent unauthorized disclosure or use of such Confidential Information.

4.2 Equitable Remedies

The Executive acknowledges that any unauthorized disclosure or use of such Confidential Information by the Executive may result in material damages to the Company and that the Company shall be entitled to seek injunctive relief or any other legal or equitable remedy to prohibit, prevent or enjoin unauthorized disclosure or use of Confidential Information by the Executive. The Executive acknowledges and agrees that his unauthorized disclosure or use of Confidential Information will cause irreparable harm to the Company that could not be adequately compensated by damages.

4.3 Use of Confidential Information

Except as authorized by the Company, the Executive will not:

(a) duplicate, transfer or disclose nor allow any other person to duplicate, transfer or disclose any of the Company's Confidential Information; or

(b) use the Company's Confidential Information without the prior written consent of the Company.

will be disclosed to the Company forthwith and shall belong to and be the absolute property of the Company.

4.8 Survival

The provisions of this Article 4 shall survive the termination of this Agreement.

5. DELIVERY OF RECORDS

Upon the termination of the employment of the Executive by the Company, the Executive will deliver to the Company all books, records, lists, brochures and other property belonging to the Company or developed in connection with the business of the Company, and will execute such transfer documentation as is necessary to transfer such property or intellectual property to the Company.

6. TERMINATION

6.1 The Executive's Right to Terminate

The Executive may terminate his obligations under this Agreement:

(a) at any time upon providing three months notice in writing to the Company;

(b) upon a material breach or default of any term of this Agreement by the Company provided that if such material breach or default is capable of being remedied by the Company, it has not been remedied within 30 days after written notice of the material breach or default has been delivered by the Executive to the Company; or

(c) at any time after 90 days following the date on which there is a Change of Control and within 180 days of the date on which there is a Change of Control by providing one month's notice in writing to the Company which notice may be provided by the Executive at any time between the 91st and the 180th day following the date on which there is a Change of Control.

The Company may waive the notice requirements set out in paragraphs (a) and (c) above in whole or in part and if it does so, the Executive's entitlement to remuneration and benefits as set out in sections 6.3 and 6.4 as applicable will apply as of the date the Company waives such notice.

6.2 Company's Right to Terminate

The Company may terminate the Executive's employment under this Agreement at any time:

unable to continue any such benefit by reason of the termination of employment, it will instead pay to the Executive an amount equal to the present value of the Company's cost of providing such benefit to the Executive for a period of 12 months.

In addition, the Company shall reimburse the Executive within 10 days of such termination for all expenses as contemplated by section 3.3.

6.4 Compensation Otherwise Due to the Executive on Termination

In the event of the termination of the Executive's employment under this Agreement in circumstances other than those set out in section 6.3 of this Agreement, the Company shall pay the following amounts to the Executive within 10 days of the termination:

(a) if terminated pursuant to subsections 6.1(a) or 6.2(a) of this Agreement, the Company shall pay to the Executive his then-current salary accrued pursuant to section 3.1 of this Agreement as of the date of termination or effective date of resignation, as applicable; or

(b) if terminated pursuant to subsection 6.2(b) of this Agreement, the Company shall pay to the Executive:

  (i) his then-current salary accrued pursuant to this Agreement as of the date of termination; and

  (ii) his then-current salary for one year after the date of termination.

6.5 Property Interests

If the Executive's employment with the Company is terminated, and within two years of such termination, the Executive acquires directly or indirectly other than from the Company or its subsidiaries any present or future interest in any mining claims or properties or mineral interests within 10 kilometres of the external boundaries of any mineral property held by the Company during the time the Executive was employed by the Company, the Executive will offer the Company, in writing the right to acquire such interest in exchange for reimbursement of his direct and indirect acquisition costs. The Company shall have 30 days after receipt of such offer to accept the offer and 90 days after receipt of such offer to reimburse such costs.

6.6 Resignations

Upon termination of the Executive for whatever reason the Executive shall forthwith execute and deliver to the Company his written resignation from any and all offices of the Company and its affiliates, without claim for compensation for loss of office.

11. NOTICES

11.1 Delivery of Notice

Any notice relating to this Agreement or required or permitted to be given in accordance with this Agreement shall be in writing and shall be personally delivered or mailed by registered mail, postage prepaid to the address of the parties set out on the first page of this Agreement. Any notice shall be deemed to have been received if delivered, when delivered, and if mailed, on the fifth day (excluding Saturdays, Sundays and holidays) after the mailing thereof. If normal mail service is interrupted by strike, slowdown, force majeure or other cause, a notice sent by registered mail will not be deemed to be received until actually received and the party sending the notice shall utilize any other services which have not been so interrupted or shall deliver such notice in order to ensure prompt receipt thereof.

11.2 Change of Address

Each party to this Agreement may change its address for the purpose of this Part 11 by giving written notice of such change in the manner provided for in paragraph 11.1.

12. APPLICABLE LAW

This Agreement shall be governed by and construed in accordance with the laws of the province of British Columbia and the federal laws of Canada applicable therein, which shall be deemed to be the proper law hereof. The parties hereto hereby submit to the jurisdiction of the courts of British Columbia. All obligations of the parties under this Agreement are subject to receipt of all necessary approvals of the applicable securities regulatory authorities.

13. SEVERABILITY

If any provision of this Agreement for any reason be declared invalid, such declaration shall not affect the validity of any remaining portion of the Agreement, which remaining portion shall remain in full force and effect as if this Agreement had been executed with the invalid portion thereof eliminated, and it is hereby declared the intention of the parties that they would have executed the remaining portions of this Agreement without including therein any such part, parts or portion which may, for any reason, be hereafter declared invalid.

14. ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the parties hereto and there are no representations or warranties, express or implied, statutory or otherwise other than set forth in

18. COUNTERPARTS

This Agreement may be executed in counterparts and such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this agreement effective as of the date first above written.

ALEXCO RESOURCE CORP.

Per: RICK VAN NIEUWENHUYSE
CHAIRMAN, COMPENSATION COMMITTEE

CLYNTON NAUMAN